Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10381
Core Three Income Allocation Portfolio, Series 3
(the “Trust”)
CIK No. 1940510 File No. 333-267518

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1. The Staff notes that the disclosure states: “… the quality and character of the securities held by the ETFs (for municipal securities, focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions).” Please specify the maturity and duration.

Response:The Trust notes that the Sponsor does not require a specific maturity or duration for the Funds included in the portfolio. The Trust further notes that later disclosure states that in times of rising interest rates, as we currently experiencing, funds with shorter average durations and maturities are favored. This disclosure will be revised as follows:

“While the Trust does not have any specific criteria related to duration or maturity, in times of rising interest rates, as we currently experiencing, funds with shorter average durations and maturities are favored.”

2.If any of the Fund’s held by the Trust invest in municipal securities of jurisdictions experiencing financial distress, please disclose.

Response: If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon